December 30, 2019

VIA EDGAR

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weyland Tech, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-228836

Ladies and Gentlemen:

On December 17, 2018, Weyland Tech Inc. (the “Company”) initially filed Registration Statement No. 333-228836 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of such securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact the Company’s legal counsel, Christopher L. Tinen of Procopio, Cory, Hargreaves & Savitch LLP at (858) 720-6320.

Very truly yours,

WEYLAND TECH INC.

By:	/s/ Brent Suen
Name:	Brent Suen
Title:	President and CEO